

WILKE & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

BOSS TECH, LLC AND SUBSIDARY
CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE PERIOD BEGINNING JANUARY 18, 2022 (INCEPTION)
AND ENDED SEPTEMBER 30, 2022

WILKE & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

BOSS TECH, LLC AND SUBSIDIARY

Table of Contents



To the Management of
Boss Tech, LLC and Subsidiary
Philadelphia, PA

We have reviewed the accompanying consolidated financial statements of Boss Tech, LLC and subsidiary (a limited liability company), which comprise the consolidated balance sheet as of September 30, 2022, and the related consolidated statements of operations and changes in members' equity and cash flows for the period from beginning January 18, 2022 (inception) and ended September 30, 2022, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Boss Tech, LLC and subsidiary and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



WILKE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Supplementary Information

The supplementary information included in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the consolidated financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic consolidated financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Wilke & Associates, LLP

Wilke & Associates, LLP

Pittsburgh, Pennsylvania

November 8, 2022

CONSOLIDATED FINANCIAL STATEMENTS

BOSS TECH, LLC AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2022

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 101,912
TOTAL CURRENT ASSETS	101,912
OTHER ASSETS	
Deposits	11,076
Right of use asset	183,407
TOTAL OTHER ASSETS	194,483
TOTAL ASSETS	$ 296,395

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Credit card payable	$ 259
Operating lease liability - short term	59,269
TOTAL CURRENT LIABILITIES	59,528
Operating lease liability - long term	124,138
MEMBERS' EQUITY	112,729
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 296,395

See accompanying notes to the financial statements.

BOSS TECH, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE PERIOD BEGINNING JANUARY 18, 2022 (INCEPTION) AND
ENDED SEPTEMBER 30, 2022

OPERATING EXPENSES	
Salaries and wages	$ 74,737
Contractor	46,895
Professinal services	16,141
Employee benefits	10,534
Rent	6,792
Supplies and equipment	4,068
Miscellaneous expense	1,090
Software	858
Insrance	709
Bank fees	150
TOTAL OPERATING EXPENSES	161,974
NET LOSS	(161,974)
CONTRIBUTIONS	274,703
MEMBERS' EQUITY	$ 112,729

See accompanying notes to the financial statements.

BOSS TECH, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD BEGINNING JANUARY 18, 2022 (INCEPTION) AND
ENDED SEPTEMBER 30, 2022

Net loss	$ (161,974)
Adjustments to reconcile net income to net cash used by operating activities	
(Increase) decrease in:	
Deposits	(11,076)
Credit card payable	259
NET CASH USED BY OPERATING ACTIVITIES	(172,791)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	274,703
NET CASH PROVIDED BY FINANCING ACTIVITIES	274,703
NET INCREASE IN CASH AND CASH EQUIVALENTS	101,912
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	-
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 101,912
SUPPLEMENTAL DISCLOSURES	
Lease assets obtained in exchange for lease obligations	$ 4,074

See accompanying notes to the financial statements.

NOTE A – ORGANIZATION AND BUSINESS ACTIVITIES

Boss Tech, LLC is a Delaware limited liability company established on January 18, 2022. The Company is located in Philadelphia, Pennsylvania.

Boss Tech, LLC's wholly owned subsidiary, Puravida Services by BossTech Sociedad de Responsibilidad Limitada (Puravida) was formed on May 6, 2022 and it is located in San Jose, Costa Rica.

Boss Tech, LLC is governed by its Operating Agreement dated March 1, 2022. At September 30, 2022, members' equity included capital contributions from its holding company, ZRF Global. ZRF Global is a SaaS startup accelerator focused on building equity through entrepreneurship.

The collective participating members' units are comprised of 300,000 class A units. Profits and losses are allocated among the members in proportion to their ownership interest. The agreement includes a provision whereby the members have no further obligation to contribute additional amounts of capital to the Company. In addition, the liability of the members of the Company is limited to the members' total capital contributions.

Boss Tech, LLC and subsidiary, referred to as "the Company" is engaged in the design and development of smart business solutions software. The Company has begun operations but has not generated revenues. Activities to date have been organizational activities including the design and development of software products, establishing sales channels and raising capital.

NOTE B – SUMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America using the accrual basis of accounting.

Principles of Consolidation:

The financial statements are consolidated for presentation purposes and contain the accounts of Boss Tech, LLC and Puravida All significant intercompany transactions and balances have been eliminated in the consolidation.

Cash and Cash Equivalents:

Cash includes currency on hand and demand deposits with financial institutions. Cash equivalents are short-term, highly liquid investments readily convertible to known amounts of cash, with a stated maturity of three months or less.

Fair Value Measurements:

The carrying values of financial instruments that are current assets or current liabilities are reasonable estimates of the fair value given its short-term nature.

NOTE B – SUMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition:

The Company's revenue recognition policy follows the new accounting standard update 2014-09 (topic 606). The core principle of Topic 606 is that an entity should recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration of which the entity expects to be entitled in exchange for these goods and services. Revenues streams are identified for this purpose; as product sale, service installation and service maintenance.

New Accounting Pronouncements:

In February 2016, the FASB issued ASU No. 2016-02 which became ASC Topic 842, Leases. The principle of Topic 842 is that an entity should recognize lease assets and lease liabilities on the balance sheet and disclose key information about leasing transactions. The effective date for implementation of this standard is January 1, 2022. The Company adopted the new standard as of Company's inception date.

Income Taxes:

The Company does not incur income taxes. Instead, its earnings and losses flow to its members, and they are taxed appropriately at that level. Accordingly, the financial statements do not reflect a provision or benefit for income taxes.

The Company will file its income tax returns in the U.S. federal jurisdiction and the Pennsylvania jurisdictions for the year ended December 31, 2022.

Software costs:

For the period ended September 30, 2022, the Company has not incurred on software costs either, internally developed, produced or purchased for future product sale.

NOTE C – OPERATING LEASE COMMITMENTS

The Company leases office space in Costa Rica. The monthly lease payment is $5,538. The lease agreement expires in July 2025.

The future minimum rental payments are as follows:

Year Ending December 31		Amount
2022	$	13,548
2023		67,287
2024		69,305
2025		41,127
Total lease payments		191,267
Less Interest		7,860
Present value of operating lease	$	183,407

NOTE D – RELATED PARTY

Financial Contract:

In September 2022, the Company entered into a Simple Agreement for Future Equity (SAFE) with its holding company, ZRF Global. The agreement provides the rights to ZRF Global for future equity in the Company in exchange for contributed cash in the amount of $274,703. The SAFE includes a Post-Money Valuation Cap equal to $8,000,000, which represents a 3.43% ownership percentage in the Company.

The SAFE will automatically terminate immediately following the issuance of Preferred Units to ZRF Global or in the event of liquidation or dissolution, the Company will be liable to ZRF Global for all or a portion of the greater of the purchase amount or the conversion amount.

The owners of ZRF Global are also members of Boss Tech, LLC.

All expenses incurred by Boss Tech, LLC's subsidiary are paid by Boss Tech, LLC.

NOTE E – SUBSEQUENT EVENTS

Management has evaluated subsequent events and determined there are no subsequent events necessary for disclosure as of the date of the independent accountants' review report.

SUPPLEMENTARY INFORMATION

BOSS TECH, LLC AND SUBSIDIARY
SCHEDULE I -CONSOLIDATING BALANCE SHEETS
SEPTEMBER 30, 2022

	Boss Tech LLC	Puravida Services by BossTech Sociedad Responsibilidad Limitada	Total	Elimination	Consolidated
ASSETS					
Cash	$ 81,912	$ 20,000	$ 101,912	$ -	$ 101,912
Deposits	11,076	-	11,076	-	11,076
Investments	20,000	-	20,000	(20,000)	-
Righ of use asset	-	183,407	183,407	-	183,407
TOTAL ASSETS	112,988	203,407	316,395	(20,000)	296,395
LIABILITIES					
Credit card payable	259	-	259	-	259
Operating lease liability - short term	-	59,269	59,269	-	59,269
Operating lease liability - long term	-	124,138	124,138	-	124,138
TOTAL LIABILITIES	259	183,407	183,666	-	183,666
MEMBERS' EQUITY					
Contributions	161,572	133,131	294,703	(20,000)	274,703
Net loss	(48,843)	(113,131)	(161,974)	-	(161,974)
TOTAL MEMBERS' EQUITY	112,729	20,000	132,729	(20,000)	112,729
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 112,988	$ 203,407	$ 316,395	$ (20,000)	$ 296,395

BOSS TECH, LLC AND SUBSIDIARY
SCHEDULE II - CONSOLIDATING STAEMENTS OF OPERATIONS
FOR THE PERIOD BEGINNING JANUARY 18, 2022 (INCEPTION) AND ENDED SEPTEMBER 30, 2022

	Boss Tech LLC	Puravida Services by BossTech Sociedad Responsibilidad Limitada	Total	Elimination	Consolidated
OPERATING EXPENSES					
Salaries and wages	$ -	$ 74,737	$ 74,737	$ -	$ 74,737
Contractor	46,895	-	46,895	-	46,895
Professinal services	-	16,141	16,141	-	16,141
Employee benefits	-	10,534	10,534	-	10,534
Rent	-	6,792	6,792	-	6,792
Supplies and equipment	-	4,068	4,068	-	4,068
Miscellaneous expense	1,090	-	1,090	-	1,090
Software	858	-	858	-	858
Insrance	-	709	709	-	709
Bank fees	-	150	150	-	150
TOTAL OPERATING EXPENSES	48,843	113,131	161,974	-	161,974
NET LOSS	$ (48,843)	$ (113,131)	$ (161,974)	$ -	$ (161,974)